EXHIBIT 12.1

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                                           COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                           OF TEXACO ON A TOTAL ENTERPRISE BASIS (UNAUDITED)
                                        FOR EACH OF THE FIVE YEARS ENDED DECEMBER 31, 1995 (a)
                                                       (in millions of dollars)


                                                                            Years Ended December 31,
                                                               ----------------------------------------------

                                                               1995       1994        1993      1992     1991
                                                               ----       ----        ----      ----     ----
Income from continuing operations,  before provision or
   benefit for income taxes and cumulative effect of
   accounting changes effective 1-1-92 and 1-1-95........     $1,201     $1,409     $1,392    $1,707    $1,744
Dividends from less than 50% owned companies
   more or (less) than equity in net income..............          1         (1)       (8)        (9)        5
Minority interest in net income..........................         54         44         17        18        16
Previously capitalized interest charged to
   income during the period..............................         33         29         33        30        23
                                                               -----      -----      -----     -----     -----
        Total earnings...................................      1,289      1,481      1,434     1,746     1,788
                                                               -----      -----      -----     -----     -----

Fixed charges:
   Items charged to income:
     Interest charges....................................        614        594        546       551       644
     Interest factor attributable to operating
          lease rentals..................................        110        118         91        94        76
     Preferred stock dividends of subsidiaries
          guaranteed by Texaco Inc.......................         36         31          4        --        --
                                                               -----      -----      -----     -----     -----
        Total items charged to income....................        760        743        641       645       720

   Interest capitalized..................................         28         21         57       109        80
   Interest on ESOP debt guaranteed by Texaco Inc........         14         14         14        18        26
                                                               -----      -----      -----     -----     -----
        Total fixed charges..............................        802        778        712       772       826
                                                               -----      -----      -----     -----     -----

Earnings available for payment of fixed charges..........     $2,049     $2,224     $2,075    $2,391    $2,508
                                                              ======     ======     ======    ======    ======
   (Total earnings + Total items charged to income)

Ratio of earnings to fixed charges of Texaco
   on a total enterprise basis...........................       2.55       2.86       2.91      3.10      3.04
                                                                ====       ====       ====      ====      ====



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(a)  Excludes discontinued operations.

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